UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Rimage Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

766721104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP III, L.P. (“Dolphin III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON JUSTIN A. ORLANDO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DANIEL J. ENGLANDER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 766721104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Rimage Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7725 Washington Avenue South, Edina, Minnesota 55439.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Dolphin Limited Partnership III, L.P., a Delaware limited partnership (“Dolphin III”);

(ii)	Dolphin Associates III, LLC, a Delaware limited liability company (“Dolphin Associates III”), which serves as the general partner of Dolphin III;

(iii)	Dolphin Holdings Corp. III, a Delaware corporation (“Dolphin Holdings III”), which serves as the managing member of Dolphin Associates III
(iv)	Justin A. Orlando (“Mr. Orlando”), who serves as a Managing Director of Dolphin Holdings III.

(v)	Donald T. Netter (“Mr. Netter”), who serves as Senior Managing Director of Dolphin Holdings III.

(vi)	Daniel J. Englander, (“Mr. Englander”) who serves as the Managing Partner of Ursula Investors, an Investment Partnership he founded in 2004.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Dolphin III, Dolphin Associates III, Dolphin Holdings III, Mr. Netter and Mr. Orlando is c/o 96 Cummings Point Road, Stamford, CT 06902.  The principal business address of Mr. Englander is 527 Madison Avenue, 7th Floor, New York, NY 10022. The officers and directors of Dolphin Holdings III and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

(c)           The principal business of Dolphin III is investing in corporate securities.  The principal business of Dolphin Associates III is advising on the investment in corporate securities.  The principal business of Dolphin Holdings III is being the managing member of Dolphin Associates III.  The principal occupation of Mr. Orlando is serving as a Managing Director of Dolphin Holdings III.  The principal occupation of Mr. Netter is serving as Senior Managing Director of Dolphin Holdings III.  The principal occupation of Mr. Englander is serving as the Managing Partner of Ursula Investors, a New York based value investment fund.

CUSIP NO. 766721104

(d)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Englander, Orlando and Netter are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Dolphin III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 560,500 Shares beneficially owned by Dolphin III is approximately $3,683,662, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have a public record of being constructive shareholders and working to generate value.  The Reporting Persons have visited the Issuer’s facility in Minneapolis and have, on several occasions, conversed in person and by teleconference with members of the Board as well as senior management of the Issuer.  On these occasions, the Reporting Persons have expressed their views on the strategic, operational and financial direction of the Issuer and its two businesses.  As of December 31, 2012, the Issuer had a tangible book value per share of $7.01.  With $5.79 per share in net cash and equivalents and marketable securities, the two operating businesses (with $79.4 million of revenue in 2012) are trading at a value of $17.4 million.  Accordingly, the Reporting Persons believe that the Shares are significantly undervalued and support the Issuer’s 20% expanded share repurchase program announced on October 26, 2012 and its repurchase of approximately 1.4 million Shares in the fourth quarter.  As a significant shareholder of the Issuer, the Reporting Persons have a strong incentive to generate shareholder value.  The Reporting Persons intend to work with the Board to generate shareholder value.

CUSIP NO. 766721104

In order to comply with the Issuer’s nomination deadline, on December 10, 2012, the Reporting Persons nominated certain individuals from Dolphin III and certain unaffiliated individuals to be directors of the Issuer and requested consensual representation on the Board.  From December 2012 through the date of the Agreement (as defined below), the Reporting Persons and the Issuer engaged in a constructive dialogue regarding the Reporting Persons’ nominees and possible representation on the Board.

On March 18, 2013, the Issuer and the Reporting Persons entered into an agreement (the “Agreement”) that in summary provides that (i) the Board will increase the authorized number of directors to eight and add a principal of Dolphin III (the “Dolphin Director”) to the Board of the Issuer, as well as its Governance and Compensation Committees, (ii) the Issuer will use its reasonable best efforts to appoint a ninth director with suitable experience in the enterprise software industry, (iii) the Issuer has agreed to support and solicit proxies on behalf of the Dolphin Director at the 2013 annual shareholder meeting or a special meeting, (iv) Dolphin III will appoint an unpaid, non-voting observer on the Board, who will serve until the earlier of the date that is 10 days prior to the nomination deadline for the Issuer’s 2014 annual shareholder meeting (the “Standstill Period”) or the date on which Dolphin III and its affiliates sell Shares such that they cease to beneficially own in the aggregate at least 5.0% of the outstanding Shares, (v) the Reporting Persons have agreed to customary standstill provisions with the Issuer for the Standstill Period, which nevertheless allows Dolphin III and its affiliates to increase their position in the Issuer up to 9.9% of the outstanding Shares, (vi) until the date on which Dolphin III and its affiliates sell Shares such that they cease to beneficially own in the aggregate at least 5.0% of the outstanding Shares, Dolphin III has the right to recommend a substitute director if the Dolphin Director is no longer a director under certain circumstances, subject to the reasonable approval of the Governance Committee in good faith after exercising its fiduciary duties, with Mr. Netter deemed to be qualified as a substitute director, (vii) the Issuer will pay up to $25,000 of Dolphin III’s out-of-pocket fees and expenses in connection with the Agreement and matters related thereto.  The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein, for such actions as may be taken by the Dolphin Director in his capacity as a director of the Company, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position, business strategy and prospects, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, and subject to the Agreement, the Dolphin Director’s fiduciary duties to the Issuer and its shareholders, and applicable law, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), strategic direction or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 766721104

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 8,658,932 shares outstanding, as of February 28, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 15, 2013.

As of the date hereof, the Reporting Persons collectively own an aggregate of 560,500 Shares, constituting approximately 6.5% of the Shares outstanding.

As of the date hereof, Dolphin III owns 560,500 Shares, constituting approximately 6.5% of the Shares outstanding.  As the general partner of Dolphin III, Dolphin Associates III may be deemed to beneficially own the 560,500 Shares owned by Dolphin III, constituting approximately 6.5% of the Shares outstanding.  As the managing member of Dolphin Associates III, Dolphin Holdings III may be deemed to beneficially own the 560,500 Shares owned by Dolphin III.  As the Senior Managing Director of Dolphin Holdings III, Mr. Netter may be deemed to beneficially own the 560,500 Shares owned by Dolphin III.

None of Mr. Netter, Mr. Englander or Mr. Orlando directly owns any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for the purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           By virtue of his position with Dolphin Holdings III, Mr. Netter has the sole power to direct the vote, acquisition and disposal of the Shares beneficially owned by Dolphin III.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 766721104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 18, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 18, 2013, the Reporting Persons and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement by and among Dolphin III, Dolphin Associates III, Dolphin Holdings III, Donald T. Netter, Justin A. Orlando, and Daniel J. Englander, dated March 18, 2013.

Exhibit 99.2.	Agreement by and among the Issuer and Dolphin III, Dolphin Associates III and Dolphin Holdings III, dated March 18, 2013.

CUSIP NO. 766721104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013	DOLPHIN LIMITED PARTNERSHIP III, L.P.

	By:	Dolphin Associates III, LLC General Partner

	By:	Dolphin Holdings Corp. III Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Justin A. Orlando
Justin A. Orlando Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Justin A. Orlando
Justin A. Orlando Managing Director

/s/ Donald T. Netter
DONALD T. NETTER

/s/ Justin A. Orlando
JUSTIN A. ORLANDO

/s/ Daniel J. Englander
DANIEL J. ENGLANDER

CUSIP NO. 766721104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

DOLPHIN LIMITED PARTNERSHIP III, L.P.

Common Stock	3,600	6.9758	1/17/2013
Common Stock	2,524	6.9745	1/18/2013
Common Stock	2,250	6.9900	1/22/2013
Common Stock	5,808	6.9887	1/23/2013
Common Stock	4,132	6.9848	1/24/2013
Common Stock	4,948	6.9597	1/25/2013
Common Stock	3,000	6.9883	1/28/2013
Common Stock	600	6.9900	1/29/2013
Common Stock	2,355	6.9887	1/30/2013
Common Stock	3,102	6.9345	1/31/2013
Common Stock	924	6.9860	2/1/2013
Common Stock	465	6.9900	2/4/2013
Common Stock	3,800	6.9836	2/5/2013
Common Stock	1,334	6.9907	2/6/2013
Common Stock	2,000	6.9975	2/7/2013
Common Stock	3,400	6.9421	2/8/2013
Common Stock	2,559	6.9868	2/11/2013
Common Stock	1,500	6.9833	2/12/2013
Common Stock	2,354	6.9341	2/13/2013
Common Stock	8,113	6.9036	2/14/2013
Common Stock	3,600	6.8690	2/15/2013
Common Stock	3,200	6.8467	2/19/2013
Common Stock	60,500	6.9021	3/6/2013

DOLPHIN ASSOCIATES III, LLC
None

CUSIP NO. 766721104

DOLPHIN HOLDINGS CORP. III
None

DONALD T. NETTER
None

JUSTIN A. ORLANDO
None

DANIEL J. ENGLANDER
None

CUSIP NO. 766721104

SCHEDULE B

Directors and Officers of Dolphin Holdings Corp. III

Name and Position	Principal Occupation	Principal Business Address
Donald T. Netter Senior Managing Director	Senior Managing Director of Dolphin Holdings Corp. III.	96 Cummings Point Road Stamford, Connecticut 06902

Justin A. Orlando Managing Director	Managing Director of Dolphin Holdings Corp. III	96 Cummings Point Road Stamford, Connecticut 06902